FIRSTavenue.

FAP USA, L.P.
461 Fifth Avenue
14th Floor
New York, NY 10017

T +1 646- 582-5777
E info@firstavenue.com
firstavenue.com

June 30, 2021

Rule 15c3-3: Exemption Report

FAP USA, L.P., ("the Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as a required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Partnership states the following:

1) The Partnership does not claim an exemption from 17 C.F.R. §240.15c3-3 under paragraph (k) of 17 C.F.R. §240.15c3-3 and

2) The Partnership is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Partnership limited its business activities exclusively to: (1) third party marketer of securities and investments and raising capital for hedge funds, private equity funds, infrastructure funds, credit funds, direct investments and real estate sectors; and the Partnership (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to the Partnership); (2) did not carry accounts of or for customers; (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

I, Caroline Mary Weir, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Caroline Weir

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FAP USA, L.P.
Chief Financial Officer